For Immediate Release		NEWS RELEASE
TSX: PFN OTCQX: PAWEF FSE: P7J	Toll Free 1.800.667.1870	www.pfncapital.com

Pacific North West Capital Commences 15,500 Metre Drill Program onthe River Valley Platinum Group Metals (PGM) Project, Sudbury, ON

  One of North America's newest and largest stand alone Platinum Group Metals (PGM) Projects
  Advanced stage exploration and development project
  Exploration program planned in two phases including a 15,500 metre drill program
    Infill drilling to convert inferred resources to the Measured and Indicated categories
  $1 Million Phase I Program includes 3D IP and 3600 metres drilling
  Four holes have been drilled to date and further holes are underway
  All four holes have intersected visual sulphide mineralization over 300 metres
  20 Line Kilometres of 3D Induced Polarization (geophysics) completed with an additional 40 Line Kilometre in progress
  Samples from all four holes have been sent out fo SGS Laboratories for assay including Platinum, Palladium, Rhodium, Gold, Nickel and Copper

April 20, 2011 Vancouver, Canada – Pacific North West Capital Corp. (“PFN”) (TSX: PFN; OTCQX: PAWEF; FSE: P7J) is pleased to announce the commencement of Phase I 2011 exploration program and visual results from the  ongoing drill program on its 100% owned River Valley PGM  Project located near Sudbury, Ontario. The sulphide mineralization in the  breccia horizon has been intersected in all four drill holes. Visual inspection of the first four holes, (assay results pending) have intersected sulphide mineralization  up to 90 metres in width in all of the holes.

News Release	April 20, 2011

Sampling of the core has been completed and the samples are currently with SGS Labs in Toronto where they will be analyzed for Platinum, Palladium, Rhodium, Gold, Nickel and Copper. Results will be released as soon as they are available. The intersected sulphide mineralization presented here are visual, and although, there is a strong relationship of PGM mineralization to sulphides the assay data (Pt, Pd, Au, Rh, Ni and Cu)   is required to determine the extent of the PGM mineralization

Approximately 60 line km line cutting was completed over the property in March 2011 and with 20 Line Kilometres of 3D Induced Polarization (IP) (geophysics) completed with an additional 40 Line Kilometre in progress.

Phase I drilling began on April 7th and consists of a 3,500 metre , 20-hole drill program. Work to date at River Valley suggests that the best potential for economic accumulations of PGM-Cu-Ni sulphide mineralization is within the Breccia Zone. This Zone includes the main mineralized breccia or Main Zone. The Main Zone occurs within about 20 m of the intrusive contact with Archean gneisses. This contact zone extends for over 9 km of prospective strike length, holds the current defined resource and is the main target of the Company’s renewed exploration efforts. During the Phase I drilling campaign, the Company is focusing on three objectives:

1) Step-out drilling to expand the overall mineralized footprint at Dana North

2) Infill drilling to convert inferred resources to the measured and indicated categories

3) Drill testing of new targets generated from the 3D IP survey

$1,000,000 Phase I exploration program is targeting the Dana Lake Area and will include the following:

  3D Induced Polarization (IP) surveys over the Dana Lake Area to trace known mineralization to greater depths and highlight new targets in close proximity to the higher grade resources
  3500 Metre Drill Program to drill previously defined targets, drill extensions of known mineralization and drill new 3D IP targets
  Develop a 3D Common Earth Model to aid interpretations and prioritize additional targets along the 9 kilometre mineralized horizon *

News Release	April 20, 2011

*Note: Common Earth Modeling is a method that employs 3D and 4D (time) computer modeling techniques to integrate all available geological information into a single, 3D environment that can be viewed and quarried on a computer

The Phase II program will include:

  Airborne Gravity Survey; Falcon Airborne Gravity Gradiometry survey by Fugro
  Airborne ZTEM Survey; Z Axis Tipper Electromagnetic survey by Geotech Ltd.
  Approximately 12,000 m drilling
  Initialization of environmental baseline studies
  Preliminary economic studies

The Phase II drilling program will consist of approximately 12,000 metres focusing on two main objectives:

1) Testing deeper targets that were generated to follow the footwall mineralization down dip 2) Testing near surface mineralized zones not yet fully evaluated

The Phase II drilling campaign will continue to build on the results from Phase I and will include the addition of newly available airborne geophysical survey technology. Phase II is scheduled to begin in fall-winter 2011. The mineralized footprint at River Valley remains unconstrained in all directions; therefore, the program will also include on-going condemnation drilling to test the limits of the known mineralization.

"The River Valley PGM project is one of North America's newest, stand alone PGM projects. The project has extensive exploration upside with over a 9 kilometre prospective horizon. Furthermore, River Valley is located in one of the best mining districts in the world - The Sudbury Mining District." comments Harry Barr, President & CEO of Pacific North West Capital Corp.

News Release	April 20, 2011

Qualified Person Statement

This news release has been reviewed and approved for technical content by John Londry, M.Sc, P.Geo, a director of the Company and a qualified person under the provisions of national instrument 43-101.

About the River Valley PGM Project

The River Valley PGM project is located in the Dana and Pardo townships of Northern Ontario, approximately 60 km east of Sudbury, Ontario. The project is road accessible in Canada’s premier Ni-Cu-PGM mining and smelting district which boasts perfect infrastructure and community support for mining activities.

The River Valley project mineral claims were optioned by PFN in 1998 following the discovery of highly anomalous PGM values in grab samples. The property was subsequently optioned by PFN to Anglo Platinum in 1999. Initial exploration was guided by geochemical and induced polarization surveys with subsequent drilling proving up significant mineralization at Dana Lake and Lismer’s Ridge. A mineral resource estimate in accordance with the guidelines set out by NI43-101 was published in 2006.

Measured and Indicated Resources using a 1 g/t cut off (Pt/Pd) 19.3 million tonnes containing 733,000 ounces palladium (1.18 g/t), 245,100 ounces of platinum (0.39 g/t) and 43,600 ounces of gold (0.07 g/t) with an additional 881,000 tonnes containing 38,400 ounces of palladium (1.36 g/t), 13,100 ounces of platinum (0.46 g/t) and 2,100 ounces of gold (0.07 g/t) of Inferred Resources using a 1.0 g/t cut off (Pt/Pd).

At a 1 g/t cut off

  Measured Resource: 7.99 million tonnes containing 342,000 ounces of palladium (1.33 g/t), 112,400 ounces of platinum (0.44 g/t) and 19,600 ounces of gold (0.08 g/t)
  Indicated Resources: 11.309 million tonnes containing 391,100 ounces of palladium (1.08 g/t), 132,600 ounces of platinum (0.36g/t) and 24,000 ounces of gold (0.07 g/t) with an additional inferred resource of 0.88 million tones containing 38,400 ounces of palladium (1.36g/t), 13,100 ounces of platinum (0.46g/t) and 2,100 ounces of gold (0.07 g/t) using a 1 g/t cut off (pt/pd)

Anglo Platinum continued to fund exploration under the terms of the option and joint venture agreement and invested over $22 million in the exploration of the property for a 50% stake in the joint venture. As a result of capital expenditure reductions during the global financial crises, Anglo Platinum Limited decided that no new funds would be allocated to the project, above and beyond the minimal holding costs.

In April 2011, PFN and Anglo Platinum closed the transaction allowing PFN to acquire Anglo Platinum's 50% stake in the River Valley JV giving PFN 100% of the River Valley PGM project. The transaction issued 12% of PFN's outstanding shares, (as of January 2011) to Anglo Platinum. Through its share ownership in PFN, Anglo Platinum can benefit on any future success of the River Valley Project.

In 2000 the first forty drill holes were completed on the River Valley property; 37 at the Dana Lake Area and 3 at Lismer’s Ridge, located about 1.3 km southeast of the Dana Lake Area. The results to date demonstrate predictable grade to depth with significant high grade components over broad intersections.  Samples were taken from split drill core and sent to XRAL Laboratories in Rouyn-Noranda, Quebec for Pt-Pd-Au-Rh-Cu-Ni assay. The following table illustrates the extent of mineralization during the discovery stages of the project.

News Release	April 20, 2011

Highlights from Phase 1, 2 and 3 (2000) Drill Program

		DANA LAKE AREA
	RV-01	285W/500N
	From	To	Interval	Interval	Au	Pt	Pd	Rh	Total 4E*	Total 4E	Cu	Ni
	m	m	m	ft.	ppb	ppb	ppb	ppb	ppb	g/t	%	%
	41.72	84.00	42.28	138.7	111	507	1630	37	2285	2.29	0.14	0.02
incl.	41.72	45.15	3.43	11.2	219	1228	4108	83	5638	5.64	0.38	0.04
incl.	72.25	80.00	7.75	25.4	204	867	2629	61	3761	3.76	0.21	0.03

	RV-02	300W/450N
	From	To	Interval	Interval	Au	Pt	Pd	Rh	Total 4E	Total 4E	Cu	Ni
	m	m	m	ft.	ppb	ppb	ppb	ppb	ppb	g/t	%	%
	93.20	141.50	48.30	158.5	87	466	1488	28	2069	2.07	0.13	0.02
incl.	93.20	113.45	20.25	66.4	143	812	2549	49	3553	3.55	0.19	0.02
incl.	104.20	108.90	4.70	15.4	203	1346	3767	71	5387	5.39	0.24	0.04

RV-03	250W/400N
From	To	Interval	Interval	Au	Pt	Pd	Rh	Total 4E	Total 4E	Cu	Ni
m	m	m	ft.	ppb	ppb	ppb	ppb	ppb	g/t	%	%
104.50	127.35	22.85	74.9	92	507	1717	32	2348	2.35	0.14	0.03

RV-04	130W/325N
From	To	Interval	Interval	Au	Pt	Pd	Rh	Total 4E	Total 4E	Cu	Ni
m	m	m	ft.	ppb	ppb	ppb	ppb	ppb	g/t	%	%
40.80	56.50	15.70	51.5	98	487	1609	23	2217	2.22	0.16	0.03

	RV-05	28.5W/297.3N
	From	To	Interval	Interval	Au	Pt	Pd	Rh	Total 4E	Total 4E	Cu	Ni
	m	m	m	Ft.	ppb	ppb	ppb	ppb	ppb	g/t	%	%
	24.80	54.50	29.70	97.4	108	547	1766	41	2462	2.46	0.12	0.02
incl.	37.10	49.60	12.50	41.0	167	778	2456	60	3461	3.46	0.18	0.03

	RV-07	399W/550N
	From	To	Interval	Interval	Au	Pt	Pd	Rh	Total 4E	Total 4E	Cu	Ni
	m	m	m	ft.	ppb	ppb	ppb	ppb	ppb	g/t	%	%
	123.10	221.00	97.90	321.2	77	364	1148	27	1616	1.62	0.11	0.02
incl.	199.20	221.00	21.80	71.5	134	634	2161	58	2987	2.99	0.22	0.04

News Release	April 20, 2011

	RV-08	363.5W/600N
	From	To	Interval	Interval	Au	Pt	Pd	Rh	Total 4E	Total 4E	Cu	Ni
	m	m	m	ft.	ppb	ppb	ppb	ppb	ppb	g/t	%	%
	17.10	147.60	130.50	428.2	69	290	836	18	1213	1.21	0.11	0.02
incl.	102.70	147.60	44.90	147.3	97	412	1212	27	1748	1.75	0.15	0.03
incl.	119.00	147.60	28.60	93.8	116	509	1523	36	2184	2.18	0.16	0.03

RV-09	330W/500N
From	To	Interval	Interval	Au	Pt	Pd	Rh	Total 4E	Total 4E	Cu	Ni
m	m	m	ft.	ppb	ppb	ppb	ppb	ppb	g/t	%	%
59.10	77.00	17.90	58.7	131	648	1882	43	2704	2.70	0.16	0.02

RV-12	73.5W/215S
From	To	Interval	Interval	Au	Pt	Pd	Rh	Total 4E	Total 4E	Cu	Ni
m	m	m	ft.	ppb	ppb	ppb	ppb	ppb	g/t	%	%
43.60	53.00	9.40	30.8	124	716	2527	72	3439	3.44	0.14	0.02

	RV-13	125W/175S
	From	To	Interval	Interval	Au	Pt	Pd	Rh	Total 4E	Total 4E	Cu	Ni
	m	m	m	ft.	ppb	ppb	ppb	ppb	ppb	g/t	%	%
	100.60	155.00	54.40	178.4	60	321	1043	25	1449	1.45	0.09	0.02
incl.	100.60	115.00	14.40	47.2	114	678	2303	52	3147	3.15	0.14	0.03

	RV-18	500N/460W
	From	To	Interval	Interval	Au	Pt	Pd	Rh	Total 4E	Total 4E	Cu	Ni
	m	m	m	ft.	ppb	ppb	ppb	ppb	ppb	g/t	%	%
	250.00	265.00	15.00	49.2	148	780	2102	70	3100	3.10	0.12	0.02
incl.	253.60	261.20	7.60	24.9	235	1213	3426	106	4980	4.98	0.19	0.03
incl.	253.60	256.80	3.20	10.5	348	1696	4771	146	6961	6.96	0.26	0.04

	RV-20	400N/300W
	From	To	Interval	Interval	Au	Pt	Pd	Rh	Total 4E	Total 4E	Cu	Ni
	m	m	m	ft.	ppb	ppb	ppb	ppb	ppb	g/t	%	%
	180.00	211.60	31.60	103.7	72	350	1074	34	1530	1.53	0.11	0.02
incl.	180.00	195.85	15.85	52.0	89	491	1552	47	2179	2.18	0.13	0.03

News Release	April 20, 2011

RV-22	450N/340W
From	To	Interval	Interval	Au	Pt	Pd	Rh	Total 4E	Total 4E	Cu	Ni
m	m	m	ft.	ppb	ppb	ppb	ppb	ppb	g/t	%	%
173.50	223.00	49.50	162.4	101	529	1551	41	2222	2.22	0.12	0.02

	RV-25	325N/175W
	From	To	Interval	Interval	Au	Pt	Pd	Rh	Total 4E	Total 4E	Cu	Ni
	m	m	m	ft.	ppb	ppb	ppb	ppb	ppb	g/t	%	%
	69.20	97.80	28.60	93.8	63	303	868	25	1259	1.26	0.08	0.02
incl.	70.00	81.10	11.10	36.4	79	452	1378	40	1949	1.95	0.09	0.02
incl.	71.50	77.30	5.80	19.0	97	606	1936	53	2692	2.69	0.10	0.02

	RV-29	550N/250W
	From	To	Interval	Interval	Au	Pt	Pd	Rh	Total 4E	Total 4E	Cu	Ni
	m	m	m	Ft.	ppb	ppb	ppb	ppb	ppb	g/t	%	%
incl.	137.00	150.50	13.50	44.3	146	658	1816	--	2620	2.62	0.35	0.03
incl.	143.60	150.50	6.90	22.6	191	896	2504	--	3592	3.59	0.23	0.04

	RV-36	185S/185W
	From	To	Interval	Interval	Au	Pt	Pd	Rh	Total 4E	Total 4E	Cu	Ni
	m	m	m	Ft.	ppb	ppb	ppb	ppb	ppb	g/t	%	%
incl.	126.50	234.85	108.35	355.5	127	569	1735	--	2430	2.43	0.13	0.03
incl.	126.50	149.30	22.80	74.8	168	827	2566	--	3561	3.56	0.15	0.03
incl.	138.75	149.30	10.55	34.6	183	1021	2928	--	4132	4.13	0.20	0.04
incl.	186.15	194.95	8.80	28.9	385	1658	5173	--	7216	7.22	0.30	0.05

	RV-37	357N/222W
	From	To	Interval	Interval	Au	Pt	Pd	Rh	Total 4E	Total 4E	Cu	Ni
	m	m	m	Ft.	ppb	ppb	ppb	ppb	ppb	g/t	%	%
	42.50	61.05	18.55	60.9	101	721	1852	--	2673	2.67	0.12	0.02
incl.	51.15	61.05	9.90	32.5	127	939	2503	--	3569	3.57	0.15	0.03

	LISMER'S RIDGE
	RV-38**	1375SE/681NE
	From	To	Interval	Interval	Au	Pt	Pd	Rh	Total 4E	Total 4E	Cu	Ni
	m	m	m	ft.	ppb	ppb	ppb	ppb	ppb	g/t	%	%
incl.	27.25	53.35	26.10	85.6	35	214	339	--	588	0.59	0.06	0.01
incl.	34.50	44.55	10.05	32.9	54	337	539	--	930	0.93	0.09	0.01
incl.	43.50	44.55	1.05	3.4	89	484	1243	--	1816	1.82	0.28	0.03

News Release	April 20, 2011

RV-39	1877.5SE/680NE
From	To	Interval	Interval	Au	Pt	Pd	Rh	Total 4E	Total 4E	Cu	Ni
m	m	m	ft.	ppb	ppb	ppb	ppb	ppb	g/t	%	%
27.00	35.50	8.50	27.9	64	436	956	--	1456	1.46	0.09	0.04

RV-40	1810SE/692.5NE
From	To	Interval	Interval	Au	Pt	Pd	Rh	Total 4E	Total 4E	Cu	Ni
m	m	m	ft.	ppb	ppb	ppb	ppb	ppb	g/t	%	%
21.05	41.70	20.65	67.8	118	526	1220	--	1864	1.86	0.12	0.02
*Note: 4E: Au + Pt + Pd + Rh

About Pacific North West Capital Corp

Pacific North West Capital Corp. is a mineral exploration company whose corporate philosophy is to be a project generator, explorer and project operator with the objective of option / joint venturing its projects through to production. In special situations, like our 100% owned River Valley PGM Project, the Company is prepared to fund the project through to feasibility and up to production. The River Valley PGM project is one of North America's newest and largest primary platinum group metals (PGM) deposits. The project is located in the Sudbury region of Ontario.

On April 7, 2011, PFN announced the closing of the River Valley acquisition from Anglo Platinum (see news release dated April 7 2011). On April 20, 2011, PFN announced the commencement of the Phase I exploration and drill program for its 100% owned River Valley PGM Project located near Sudbury, Ontario. Work to date at River Valley suggest that the best potential for economic accumulations of PGM-Cu-Ni sulphide mineralization is within the Breccia Zone. This Zone includes the main mineralized breccia or Main Zone. The Main Zone occurs within about 20 m of the intrusive contact with Archean gneisses. This contact zone extends for over 9 km of prospective strike length, holds the current defined resource and is the main target of the Company's renewed exploration efforts. Geophysical surveys have commenced and results will be released as soon as they are available.

In January 2011, Pacific North West Capital successfully negotiated the 100% acquisition of the River Valley PGM Project from Anglo Platinum Limited, making Anglo Platinum the largest shareholder of PFN holding approximately 12% of the Company (see news release dated January 31, 2011).

On January 24, 2011, PFN announced a new NI43-101 mineral resource estimate on the Destiny Gold Project which is situated 75 km near Val-d'Or, Québec (see news release dated January 24, 2011). The Destiny Project is under option from Alto Ventures Ltd. (“Alto”). Under the terms of the option agreement, PFN can earn a 60% interest in the property over a four-year period by completing $3.5 million in exploration expenditures, paying $200,000 and providing a total of 250,000 PFN shares to Alto. The Company also has PGM, gold and base metal projects in BC, Québec, Ontario, Saskatchewan and Alaska and continues to aggressively look for new acquisition of additional platinum group metals, precious metals on an international scale.

News Release	April 20, 2011

In addition, PFN is a significant shareholder of Fire River Gold Corp (FAU:TSX.V) which company is developing the Nixon Fork Gold Mine in Alaska, which is slated for production in summer of 2011. (click here to view Fire River Gold’s 2011 President’s Message)

Pacific North West Capital Corp. is well funded with an experienced management team and the ability to take advantage of its growing asset base in Platinum Group Metals, gold and base metals. To that end, the Company is in the process of adding key technical and financial people to our management, advisory team and our board of directors. PFN has approximately $8.4 million in working capital and securities.

Pacific North West Capital Corp. is an International Metals Group Company
(www.internationalmetalsgroup.com).

On behalf of the Board of Directors

Further Information: Tel: +1.604.685.1870 Fax: +1.604.685.8045 Email: info@pfncapital.com, or visit www.pfncapital.com 2303 West 41st Avenue, Vancouver, B.C., Canada, V6M 2A3

Harry Barr
President and CEO

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release	April 20, 2011